EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2005
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	12,394	$1.31
Diluted
Average Shares Outstanding	12,394
Common Stock Equivalents	342

Totals	12,736	$1.27

	Year Ended December 31, 2004
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	11,156	$1.10
Diluted
Average Shares Outstanding	11,156
Common Stock Equivalents	327

Totals	11,483	$1.07